VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)

Independent Auditor's Report

To Management
Vintage Housing Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Vintage Housing Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in members' deficit, and cash flows for each of the three years in the period ended December 31, 2025 and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Vintage Housing Holdings, LLC and Subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Vintage Housing Holdings, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Vintage Housing Holdings, LLC and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Vintage Housing Holdings, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Vintage Housing Holdings, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

/s/ CohnReznick LLP
Atlanta, Georgia
February 26, 2026

VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)
Consolidated Balance Sheets
December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Cash and cash equivalents	$4,650,139	$5,297,266
Restricted cash	3,236,263	3,041,105
Accounts receivable, net	7,115,581	5,793,376
Notes receivable	62,296,420	66,178,241
Equity method investments	4,232,615	9,038,130
Real estate, net of depreciation and amortization	95,029,956	98,398,487
Other assets, net	20,715,464	21,274,705
Total assets	$197,276,438	$209,021,310

Liabilities and Members' Deficit
Accounts payable	$398,358	$474,463
Due to affiliates	13,284,388	11,380,644
Accrued expenses	22,498,482	23,079,335
Deferred revenue	49,848,516	54,690,635
Mortgage and note payable	155,440,658	157,143,861
Total liabilities	241,470,402	246,768,938
Retained earnings	205,407,255	198,909,894
Members' deficit	(249,601,219)	(236,657,522)
Total members' deficit	(44,193,964)	(37,747,628)
Total liabilities and members' deficit	$197,276,438	$209,021,310

See accompanying notes to consolidated financial statements.

VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)
Consolidated Statements of Operations
For the Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
	2025	2024	2023
Revenue
Rent	$28,700,978	$27,098,044	$34,247,634
Fees	5,509,686	4,290,699	4,351,831
Interest income	2,929,369	2,768,852	1,188,760
Total revenue	37,140,033	34,157,595	39,788,225

Expenses
Asset management fees	4,570,932	4,309,745	3,948,416
Repairs and maintenance	3,368,425	3,276,096	3,631,437
Salaries	3,281,409	3,101,649	3,633,645
Utilities	2,702,520	2,620,363	3,239,857
Property management fees	1,482,246	1,388,976	1,669,833
Insurance	875,165	770,686	1,023,662
Depreciation and amortization	4,303,242	4,232,598	5,774,691
General and administrative expense	3,281,972	4,058,336	2,924,194
Total expenses	23,865,911	23,758,449	25,845,735

Equity loss from joint venture investments	(1,410,328)	(1,460,514)	(3,918,500)
Interest expense	(8,862,528)	(8,682,484)	(12,764,897)
Gain on sale of real estate	4,842,179	1,675,553	81,959,529
Loss on deconsolidation of a subsidiary	—	(9,757,051)	—
Other (expense) income	(21,528)	(203,626)	60,632
Net income (loss)	$7,821,917	$(8,028,976)	$79,279,254

See accompanying notes to consolidated financial statements

VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)
Consolidated Statements of Changes in Members' Deficit
For the Years Ended December 31, 2025, 2024 and 2023

	KW-VHH Member, LLC	Sierra VHH Holdings, LLC	Total
Balance, December 31, 2022	$(25,947,703)	$(30,611,299)	$(56,559,002)
Distributions	(44,584,329)	(17,471,826)	(62,056,155)
Net income	47,567,552	31,711,702	79,279,254
Balance, December 31, 2023	(22,964,480)	(16,371,423)	(39,335,903)
Contributions	3,270,000	5,406,998	8,676,998
Distributions	(4,785,862)	(4,030,936)	(8,816,798)
Deconsolidation of a subsidiary	5,854,231	3,902,820	9,757,051
Net loss	(4,817,386)	(3,211,590)	(8,028,976)
Balance, December 31, 2024	(23,443,497)	(14,304,131)	(37,747,628)
Contributions	50,000	2,164,456	2,214,456
Distributions	(10,518,496)	(5,964,213)	(16,482,709)
Net income	4,693,150	3,128,767	7,821,917
Balance, December 31, 2025	$(29,218,843)	$(14,975,121)	$(44,193,964)

See accompanying notes to consolidated financial statements.

VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)
Consolidated Statements of Cash flows
For the Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
	2025	2024	2023

Cash flows from operating activities:
Net income (loss)	$7,821,917	$(8,028,976)	$79,279,254
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,303,242	4,232,598	5,774,691
Amortization of debt issuance costs	322,175	266,934	805,815
Gain on sale of real estate	(4,842,179)	(1,675,553)	(81,959,529)
Loss on deconsolidation of a subsidiary	—	9,757,051	—
Loss from equity method investments	1,410,328	1,460,514	3,918,500
Changes in operating assets and liabilities:
Accounts receivable	(3,166,950)	(894,197)	(1,861,619)
Other assets	474,212	1,127,065	(1,313,001)
Operating distributions from equity method investments	3,395,187	3,055,022	130,769
Accounts payable and accrued expenses	(656,898)	(372,810)	(469,702)
Net cash provided by operating activities	9,061,034	8,927,648	4,305,178
Cash flows from investing activities:
Acquisitions and improvements to real estate	(849,682)	(1,820,839)	(9,202,094)
Proceeds from sale of real estate	—	—	134,312,002
Collection of notes receivable	5,726,566	2,370,910	1,012,493
Acquisition and contributions to equity method investments	—	(4,754,320)	(4,299,802)
Investing distributions from equity method investments	—	—	6,758,517
Net cash provided by (used in) investing activities	4,876,884	(4,204,249)	128,581,116
Cash flows from financing activities:
Advances from (repayments to) affiliates	1,903,744	(1,246,661)	(10,488,781)
Contributions from Members	2,214,456	4,830,355	—
Distributions to Members	(16,482,709)	(8,816,798)	(62,056,155)
Principal payments on mortgage loans	(2,025,378)	(20,037,481)	(78,490,434)
Payment of loan fees	—	(24,896)	(1,200,196)
Proceeds from mortgage loans	—	11,700,000	29,980,542
Net cash used in financing activities	(14,389,887)	(13,595,481)	(122,255,024)
Net change in cash and cash equivalents and restricted cash	(451,969)	(8,872,082)	10,631,270
Cash and cash equivalents and restricted cash, beginning of year	8,338,371	17,210,453	6,579,183
Cash and cash equivalents and restricted cash, end of year	$7,886,402	$8,338,371	$17,210,453

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,595,594	$8,394,533	$11,783,911

See accompanying notes to consolidated financial statements.

Supplemental disclosure of non-cash investing and financing activities:

During the year ended December 31, 2025, Affiliates satisfied the Company’s master lease payable and related property expenses on the Company’s behalf. This non‑cash activity resulted in an increase in due to affiliate payables of $2,596,265.

During the year ended December 31, 2024 the Company issued a $3,500,000 seller back note receivable relating to the sale of Vintage at Folsom with a corresponding decrease to the real estate balance.

During the year ended December 31, 2024, Sierra contributed its interest in South Peak by Vintage, LP that it had previously held outside of the Company which had a value of $3,846,643 which was treated as a non-cash contribution from Members and non-cash increase in equity method investments.

VINTAGE HOUSING HOLDINGS, LLC
(A California Limited Liability Company)
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

(1) Organization

Vintage Housing Holdings, LLC (the “Company”) is a California limited liability company between KW-VHH Member, LLC (“KW”) and Sierra VHH Holdings, LLC (“Sierra”). The Company was formed for the purpose of acquiring, developing, owning, and operating affordable multifamily real estate assets located in the Western United States. The Company typically utilizes tax-exempt bond financing and the sale of federal tax credits to help finance its investments. The term of the Company shall be perpetual unless the Company is dissolved, wound up and cancelled based on provisions in the operating agreement between KW and Sierra. KW and Sierra are obligated to commit additional capital only to the extent that both members agree to pursue additional investments.

As of December 31, 2025 the Company consolidates ten properties listed below:

Property	Location	Total Units
Vintage at Spokane	Spokane, WA	287
Forest Creek	Spokane, WA	252
Silver Creek	Pasco, WA	242
Vintage at Silverdale	Silverdale, WA	240
Vintage at Mount Vernon	Mount Vernon, WA	154
Vintage at Richland	Richland, WA	150
Vintage at Chehalis	Chehalis, WA	150
Vintage at Sequim	Sequim, WA	118
Vintage at Burien	Burien, WA	101
Elk Creek Apartments, LLC	Sequim, WA	138

The Company also has an investment that the real estate was previously consolidated and subsequently been sold but still has remaining non-real estate assets and liabilities that are consolidated. In addition the Company has a retail investment that is consolidated as a wholly owned entity.

The Company deconsolidated two previously consolidated entities during the year ended December 31, 2024 that real estate had been sold in prior periods but the entity still had remaining non-real estate assets and liabilities. This lead to a $9,757,051 loss on the deconsolidation of subsidiary during the year ended December 31, 2024. The Company no longer has any remaining consolidated balances associated with these subsidiaries.

In addition to the consolidated properties above, the Company has ownership interests in 46 other properties but does not control and; therefore, treats its investment on the equity method of accounting.

(2) Summary of Significant Accounting Policies
The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The following is a summary of the significant accounting policies of the Company:

(a)    Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

(b)    Cash and Cash Equivalents and Restricted Cash
The Company maintains its cash in federally insured banking institutions. The balances at these institutions, at times, exceed the federally insured limits and as a result there is a concentration of credit risk related to the amounts in excess of the federally insured limits. No losses have been experienced related to these excess balances. The Company considers all highly liquid, short‑term investments with an original maturity of three months or less when purchased to be cash equivalents.

Restricted cash consists of reserves and holdbacks held by the lenders for the mortgage loans secured by the underlying properties and reserves associated with potential guarantees associated with operating deficits at properties.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Cash and cash equivalents	$4,650,139	$5,297,266
Restricted cash	3,236,263	3,041,105
Total cash and cash equivalents and restricted cash shown in the consolidated statements of cash flows	$7,886,402	$8,338,371

(c) Concentration of Risk
The Company’s investments are concentrated in affordable multifamily properties located in the Western United States with the majority located in the state of Washington. Adverse conditions in the sector or geographic location would likely result in a material decline in the value of the Company’s investment.

(d) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, and reported amounts of income and expenses. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. The most significant estimates relate to allowance for depreciation and useful lives, deferred revenue, and contingencies.

(e) Accounts Receivable, Net
Accounts receivable are recorded at the contractual amount as determined by the underlying agreements and do not bear interest. The Company recognizes revenue to the extent that amounts are probable that substantially all rental income will be collected. Tenant receivables are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. U.S. GAAP requires that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Partnership Receivables
Partnership receivables consist of partnership management fees due from affiliated partnerships and commonly controlled entities. These receivables are recorded at the outstanding amounts and are included in accounts receivable, net on the consolidated balance sheets. Fee receivables are recognized as revenue when the related services are performed in accordance with the underlying agreements and ASC 606, to the extent collection is probable.

The Company evaluates these receivables for collectibility based on the financial condition and expected cash flows of the related entities. Amounts determined to be uncollectible are written off using the direct write‑off method. Management believes the results of this method do not differ materially from those that would be obtained under an allowance method.

Partnership receivables totaled $3,016,852 and $2,911,567 as of December 31, 2025 and 2024, respectively. The opening balance of partnership receivables as of January 1, 2024 was $2,867,085.

(f) Real Estate
Depreciation is provided for in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives using the straight-line method. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Estimated service lives are as follows:

•Building and improvements     40 years
•Land improvements         15 years
•Furniture, fixtures and equipment      5 years

Amortization includes tax credit monitoring fees that are amortized on a straight-line basis over the 15 year compliance period.

Depreciation and amortization expense for the years end December 31, 2025, 2024 and 2023 was $4,303,242, $4,232,598 and $5,774,691, respectively.

(g) Impairment of long-lived assets
In accordance with ASC Subtopic 360-10, Property, Plant and Equipment for long-lived assets, the Company's properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indications of impairment exist, the Company will evaluate the properties by comparing the carrying amount of the properties to the estimated future undiscounted cash flows of the property. If impairment exists, an impairment loss will be recognized based on the amount by which the carrying amount exceeds the fair value of the asset. For the years ended December 31, 2025, 2024 and 2023, there were no impairments recorded.
(h) Distributions from joint venture investments
The Company utilizes the nature of distributions approach and distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from unconsolidated investments' sale of assets), in which case it is reported as an investing activity.  This enables the Company to look to the nature and source of the distribution received and classify it appropriately between operating and investing activities on the statement of cash flows based upon the source.

(i) Note receivable
In accordance with Accounting Standard Codification Topic 835 of the ASC ("ASC 835"), the interest income generating activities of the Company are related to Secured Loans. The Company uses the effective interest method to recognize interest income on its secured loans transactions. The Company maintains a security interest in 16 loans and records interest income over the terms of the secured loan receivable. Recognition of interest income is suspended, and the loan is placed on non-accrual status when management determines that collection of future interest income is not probable. The interest income accrual is resumed, and previously suspended interest income is recognized, when the loan becomes contractually current and/or collection doubts are resolved. Cash receipts on impaired loans are recorded first against the principal and then to any unrecognized interest income.

(j) Debt issuance costs
Debt issuance costs, net of accumulated amortization, are reported as a direct deduction from the face amount of the mortgage loan payable to which such costs relate. Amortization of debt issuance costs is reported as a component of interest expense and computed using an imputed interest rate on the related loan.

(k)    Income Taxes
The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited partnership. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2022 remain open.

(l)    Revenue Recognition
Revenues from tenants are recorded when due from tenants and are recognized monthly as they are earned, which generally approximates a straight-line basis. Apartment units are rented under short-term leases (generally, lease terms of nine to twelve months). Rent includes base rent and operating expense reimbursements. Rental payments received in advance are deferred until earned. All leases of the properties are operating leases.

The Company also earns asset management fees on equity method investments that are recognized as the fees are earned.

Interest income from notes receivable is recognized based on effective interest rate of loans.

(m)    Expenses
Expenses include all costs incurred by the Company in connection with the management, operation, maintenance, and repair of the real estate projects and are expensed as incurred.

(n)    Leases
The Company has operating leases for certain properties. The Company records a right of use asset, included in other assets, net on the consolidated balance sheets, and a corresponding lease liability, included in accrued expenses on the consolidated balance sheets, representing the present value of future minimum lease payments in accordance with FASB ASC 842, Leases (Topic 842). Rent expense is recognized on a straight-line basis over the term of the lease. The Company elects, by class of underlying asset, the practical expedient to combine lease and non-lease components into a single lease component. Because the Company’s leases do not provide an implicit rate, the Company uses the risk-free rate at lease commencement, based on the lease term, when measuring lease liabilities. The Company’s operating leases generally have non‑cancelable terms ranging from 1 to 30 years and do not contain purchase options, residual value guarantees, or material restrictive covenants. The Company was in compliance with all lease covenants as of December 31, 2025.
(3) Real Estate and Improvements
The following table summarizes the Company's investment in consolidated real estate properties at December 31, 2025 and 2024:

	December 31,
	2025	2024

Land	$11,579,684	$11,579,684
Land improvements	14,399,225	14,297,732
Buildings and improvements	155,149,011	155,073,883
Furniture, fixtures and equipment	11,064,219	10,408,329
	192,192,139	191,359,628
Less accumulated depreciation and amortization	(97,162,183)	(92,961,141)
Real estate, net of accumulated depreciation and amortization	$95,029,956	$98,398,487

The Company generally sells interests of consolidated properties to tax credit investors. When a property is sold the Company issues a seller financed note to the buyer and records an offsetting liability resulting in the gain on sale being deferred. When the Company receives principal payments on the note receivables it recognizes a proportionate portion of the deferred gain. During the years ended December 31, 2025, 2024 and 2023, the Company recognized gain on sale of $4,842,179, $1,675,553 and $81,959,529, respectively.

The Company also sold three properties and a retail investment that were previously consolidated in excess of seller financed notes that resulted in gain on sale of real estate of $80,888,403 for the year ended December 31, 2023.

(4) Equity Method Investments

The Company has ownership interests in properties where they do not control but still has significant influence that it accounts for as equity method investments. The combined summarized balance sheets and statement of operations of the operating entities in which the Company holds an interest as of December 31, 2025 and 2024 are as follows:

	December 31,
	2025	2024

Cash and cash equivalents	$18,399,529	$17,702,536
Restricted cash	130,345,001	87,640,852
Real estate, net of depreciation and amortization	1,861,679,984	1,859,184,771
Other assets, net	9,073,831	18,980,838
Total assets	$2,019,498,345	$1,983,508,997

Accounts payable and accrued expenses	$58,249,468	$52,773,656
Development fee	98,789,810	102,608,119
Mortgage and note payables	1,535,851,413	1,467,306,167
Total liabilities	1,692,890,691	1,622,687,942

Total equity	326,607,654	360,821,055

Total liabilities and equity	$2,019,498,345	$1,983,508,997

	Year Ended December 31,
	2025	2024	2023

Revenues	$166,357,695	$155,386,088	$122,214,694
Operating expenses	(70,668,977)	(66,415,952)	(50,785,192)
Depreciation and amortization	(77,743,472)	(78,025,787)	(69,694,042)
Interest expense	(57,545,920)	(56,355,722)	(46,479,368)
Other expense	(11,161,302)	(9,930,793)	(10,511,320)
Net loss	$(50,761,976)	$(55,342,166)	$(55,255,228)

The following investments and ownership interests were held by the Company as of December 31, 2025:

Investment	Ownership Interest	Investment	Ownership Interest
Vintage at Bouquet Canyon	0.009%	The Meadows by Vintage	0.009%
Agave Apartments	0.009%	The Timbers by Vintage	0.009%
Gateway by Vintage	0.009%	The View by Vintage	0.009%
Highland by Vintage	0.009%	Vintage at Arlington	0.009%
Pointe by Vintage	0.009%	Vintage at Bellingham	0.009%
Quilceda Creek	0.009%	Vintage at Bremerton	0.009%
Quinn by Vintage	9.999%	Vintage at Holly Village	0.009%
Ridgeview by Vintage Apartments	0.01%	Vintage at Lakewood	0.009%
Sky Mountain by Vintage	0.01%	Vintage at Mill Creek	0.009%
South Hill by Vintage	0.009%	Vintage at Napa	0.009%
Latitude 112 by Vintage	0.009%	Heights by Vintage	0.009%
Springview by Vintage	0.01%	Vintage at Seven Hills	0.01%
Station by Vintage	0.009%	Vintage at Bennet Valley	0.009%
Steamboat by Vintage	0.01%	Vintage at Tacoma	0.009%
The Farm by Vintage	0.009%	Vintage at The Crossings	0.01%
Vine by Vintage	0.009%	Vintage at The Sanctuary	0.01%
Vintage at Vancouver	0.009%	Urban Center Apartments	0.009%
Vintage at Citi Vista, LP	0.010%	Vintage at Lockwood, LP	0.0099%
Vintage at Redfield, LP	—%	Falls Creek by Vintage, LP	—%
Vintage at Bend 2, LP	0.010%	South Peak by Vintage, LP	0.010%
Vintage at Everett 2, LP	0.006%	Highland by Vintage, LP	0.009%
Vizcaya by Vintage, LP	0.0009%	Falls Creek by Vintage, LP	0.01%
Altitude by Vintage, LP	0.01%	Vintage at Redfield, LP	0.01%

(5) Notes receivable
The Company holds seller back note receivables on properties that the Company has sold to tax credit equity partners. When loans are issued they are non-cash with an offsetting amount to deferred revenue. Upon sale of the property with a seller loan, a portion of the gain is deferred. When the Company receives principal payments on notes receivable balances, it recognizes gain on sale of real estate. The notes receivable balance below includes principal balances of the notes as well as an accrued and unpaid interest and consists of the following as of December 31, 2025 and 2024:

		December 31,
Property	Interest Rate	2025	2024

Vintage at Bend 2, LP	2.43%	$318,586	$411,454
Ridgeview by Vintage Apartments	5.00%	11,309,291	10,770,753
Vintage at Bellingham	5.00%	498,096	690,831
The Meadows by Vintage	3.00%	1,570,758	1,827,543
Vintage at Holly Village	6.00%	16,921	504,704
Vintage at Bennet Valley	2.18%	—	28,914
Vintage at Bremerton	5.00%	2,637,259	2,511,675
Vintage at Napa	3.50%	1,438,287	1,389,649
Vintage at Vancouver	3.50%	2,173,596	2,168,846
Vintage at Seven Hills	2.50%	5,508,026	5,370,215
Agave Apartments	3.75%	1,662,225	1,601,971
Village at 47th(1)	4.34%	2,600,000	2,600,000
Vintage at Lockwood	3.72%	1,095,424	1,057,496
Vintage at Everett	5.00%	16,126,917	15,393,875
Vizcaya by Vintage	7.35%	3,301,800	7,729,087
Falls Creek by Vintage	4.02%	8,315,117	8,555,311
Vintage at Folsom	4.52%	3,724,117	3,565,917
Total		$62,296,420	$66,178,241
(1)Loan is not seller backed note relates to the development of this apartment building.

(6) Mortgage and Notes Payable
As of December 31, 2025, mortgage and notes payable on the accompanying consolidated balance sheets consist of the following :

Property	Total	Interest Rate	Maturity Date

Vintage at Mount Vernon	$12,006,919	5.25%	8/1/2029
Vintage at Burien	11,700,000	5.50%	8/1/2031
Forest Creek	24,362,895	5.44%	7/1/2033
Silver Creek	23,992,852	SOFR+2.75%	7/1/2026
Vintage at Chehalis	10,259,218	2.63%	2/1/2028
Vintage at Richland	15,162,000	6.21%	12/1/2033
Vintage at Sequim	4,817,216	SIFMA+1.84%	3/31/2038
Vintage at Silverdale	29,400,000	5.99%	12/1/2030
Vintage at Spokane	18,658,890	2.61%	2/1/2028
Elk Creek Apartments, LLC	6,363,498	6.24%	7/1/2040
Debt (excluding loan fees)	$156,723,488
Unamortized loan fees	(1,282,830)
Total Debt	$155,440,658

As of December 31, 2024, mortgage and notes payable on the accompanying consolidated balance sheets consist of the following:

Property	Total	Interest Rate	Maturity Date

Vintage at Mount Vernon	$12,197,356	5.25%	8/1/2029
Vintage at Burien	11,700,000	5.50%	8/1/2031
Forest Creek	24,712,141	5.44%	7/1/2033
Silver Creek	24,424,704	SOFR+2.75%	7/1/2026
Vintage at Chehalis	10,538,280	2.63%	2/1/2028
Vintage at Richland	15,162,000	6.21%	12/1/2033
Vintage at Sequim	4,975,355	SIFMA+1.84%	3/31/2038
Vintage at Silverdale	29,400,000	5.99%	12/1/2030
Vintage at Spokane	19,167,994	2.61%	2/1/2028
Elk Creek Apartments, LLC	6,471,036	6.24%	7/1/2040
Debt (excluding loan fees)	$158,748,866
Unamortized loan fees	(1,605,005)
Total Debt	$157,143,861

Principal payments on the mortgage payable and notes payable are as follows as of December 31, 2025:

Total

2026	$25,069,426
2027	1,113,458
2028	27,576,096
2029	315,336
2030	41,740,166
Thereafter	60,909,006
Total	$156,723,488

The Company has one loan maturing in 2026 that it has a bond allocation and plan to close on new loan in the next few months. Any principal payments are contractual amortization on existing loans that the Company plans to pay from underlying property operations.

As of December 31, 2025 and 2024, the Company had accrued interest payable on mortgage and note payables of $723,085 and $723,085.

(7) Leasing Activities

The Company has entered into various operating lease agreements. The Company’s operating leases primarily relate to ground leases, commercial and office space. Total rent expense related to these third-party operating leases were $1,104,052, $1,364,317, and $1,209,446 for the years ended December 31, 2025, 2024 and 2023, respectively, and is included in general and administrative expense on the consolidated statements of operations. The weighted average remaining lease term as of December 31, 2025 and 2024 is 27.3 years and 27.1 years respectively and the weighted average discount rate as of December 31, 2025 and 2024 is 3.23% and 3.23%, respectively. Cash paid for amounts included in the measurement of operating lease liabilities during the years ended December 31, 2025, 2024 and 2023 was $534,329, $280,234 and $1,209,446, respectively. There are no short-term, variable or sublease income included in the lease cost. The lease liabilities are included in accrued expenses on the consolidated balance sheets. As the Company’s leases do not provide an implicit rate, the risk-free rate was based on the information available at the commencement date and considering the term of the lease to determine the present value of the lease payments.

At December 31, 2025, operating lease right‑of‑use (“ROU”) assets included in other assets, net totaled $19,108,559. Operating lease liabilities included in accrued expenses totaled $19,587,795, consisting of $774,360 of current operating lease liabilities and $18,813,435 of noncurrent operating lease liabilities. At December 31, 2024, operating lease ROU assets totaled $19,915,906, and operating lease liabilities totaled $20,337,632, consisting of $749,837 current and $19,587,795 noncurrent.

The following table summarizes the fixed, future minimum rental payments, excluding variable costs, which are discounted to calculate the right of use asset and related lease liability for its operating leases in which the Company is the lessee:

Minimum Rental Payments

2026	$1,392,234
2027	1,392,234
2028	1,392,234
2029	1,382,634
2030	1,277,034
Thereafter	20,458,034
Total undiscounted rental payments	27,294,404
Less imputed interest	(7,706,609)
Total	$19,587,795

No right‑of‑use assets were obtained in exchange for new or modified operating lease liabilities during the years ended December 31, 2025 and 2024.

(8) Related Party Transactions

Fee revenues
The Company in its capacity as general partner or managing member receives fees from tax credit investors in joint venture investments it has an interest in. The Company received fees of $5,509,686, $4,290,699 and $4,351,831 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had a receivable of $3,016,852 and $2,865,067 included within the accounts receivable balance on the consolidated balance sheets relating to fee revenue.

Interest income
The Company earns interest income associated with the seller notes that it receives from tax credit partners on the sale of consolidated real estate. See note 5 for more detail. During the years ended December 31, 2025, 2024 and 2023, the Company earned $2,929,369, $2,735,745 and $1,188,760.

Asset management fee
The partnership agreement for equity method investments provides for the payment of a cumulative asset management fee to an affiliate of the investor limited partner commencing in the year of the closing date, as defined.

The asset management fee, payable to Vintage Housing Asset Management, an affiliate, is comprised of regular asset management fee that is based off of a base fee of $1.4 million annual fee that is increased or decreased by $250/unit for every unit acquired or sold by the Company. In addition, KW receives an oversight fee that consists of $700,000 original fee that is increased or decreased by $125/unit for every unit acquired or sold by the Company.

During the years ended December 31, 2025, 2024 and 2023, the Company had asset management fees of $4,570,932, $4,309,745, and $3,948,416, respectively.

Due to and from affiliates
As of December 31, 2025 and 2024 the Company owes KW $8,848,857 and $7,038,796 and owes Sierra and its affiliates $4,435,531 and $4,341,848 as of December 31, 2025 and 2024, respectively. The amounts due to affiliates are due on demand and are non-interest bearing.

As of December 31, 2025 and 2024 the Company had a receivable of $2,112,996 and $2,469,205, respectively from affiliates which are a component of accounts receivable, net.

(9) Commitments and Contingencies
Tax credits
The Company's low-income housing tax credits will be contingent on its ability to maintain compliance with applicable sections of Section 42. Failure to maintain compliance with occupant eligibility, and/or unit gross rent or to correct noncompliance within a specified time period could result in recapture of previously taken tax credits plus interest. In addition, such potential noncompliance may require an adjustment to the contributed capital by the investor limited partner.

Operating deficit guaranty
The guarantees made by the Company represent a concentration of credit risk. If performance on the guarantee becomes probable and the liability can be reasonably estimated, the Company would accrue a liability based on the facts and circumstances at that time. All of the guarantees made are with related party entities.

As of December 31, 2025, the Company has provided guarantees related to operating deficits ranging from $415,000 - $4.7 million (median $1.6 million) and are offset by reserves ranging from $203,000 - $1.7 million (median of $572k) and could expire anywhere from one year (if certain conditions are met) through the compliance period.

(10) Litigation
In June 2025, the Washington State Attorney General filed a lawsuit against Vintage Housing Holdings, LLC and certain affiliates alleging unfair practices at several rent‑restricted senior LIHTC communities in Western Washington. The claims relate to rent calculations tied to changing Area Median Income levels and certain maintenance issues. The Attorney General is seeking injunctive and other non‑monetary relief, and no monetary damages have been specified. The matter is in early litigation, and the Company is evaluating potential insurance coverage. Because the outcome cannot be determined and a potential loss cannot be estimated, no liability has been recorded.

(11) Subsequent Events
In preparing these consolidated financial statements, the Companies have evaluated subsequent events and transactions for potential recognition or disclosure through February 26, 2026, the date these consolidated financial statements were available to be issued.